RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

October 19, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Novint Technologies, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Your File No. 000-51783

Dear Mr. Gilmore:

On behalf of Novint Technologies, Inc., (the “Company” or “Novint”), set forth below are the Company’s substantive responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 5, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

1.
We note in your response to prior comment 2 that you believe there is no basis to review your license agreements for impairment because there are “no sales or lack thereof with these games available to base such impairment analysis.”  Please clarify whether you tested your intangible assets for impairment during 2008 or 2009 and provide us with the following additional information:

•
Your response to comment 1 indicates that “overall the larger portion of [your] developing revenue stream is in [your] special projects offerings” and that “product sales were not as high as expected”.  Tell us whether these statements are an indication that you plan to shift your focus toward project offerings and how these factors impact your impairment assessment during 2008 and during the nine months ended September 30, 2009.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
October 19, 2010

•
We note that you based your decision not to impair your intangible assets upon your belief that once “these software titles are released [your] sales will significantly increase.”  Please provide the key assumptions used in your analysis, including revenue and cost of sales growth rates for the subsequent 3 years.

•
 To the extent that you did not test your intangible assets for impairment during 2008 or the nine months ended September 30, 2009, please tell us how you considered paragraph 8 of SFAS 144, particularly in light of the fact that you determined that your hardware was not properly priced for the current market.

RESPONSE:

We respectfully note the Staff's comment.  To clarify, yes the Company did test its intangible assets for impairment for the year ended December 31, 2008 but it did not perform additional tests for the nine months ended September 30, 2009.

•
Novint did not nor does it plan to shift its focus toward project offerings.  Its advanced products group ("APG"), which runs its projects, is essentially a division that runs separately from its game products group.  Different employees work for the advanced project group than those that work for the game products group.  APG was set up to be self sustaining and only completes work on a project by project basis, with no capital infusion required.  The recent increase in revenues resulting from the APG does not have an impact on the Company’s game products and therefore was not considered in its impairment analysis.

•
Novint is both a hardware and software company. In general, in the gaming industry, any company that sells hardware needs to provide strong game support to drive their hardware sales. This is true of large console manufacturers like Sony, Microsoft, and Nintendo, and small companies that make game controllers, like Novint. Sony, for example, recently released a product called Move.  Even with Sony's significant budgets towards this product, its success will depend heavily on Sony's ability to garner additional game support.  Any hardware platform in the game industry is heavily dependent on game support.  Novint has always felt that strong game support is one of the single biggest criteria, perhaps the single biggest criteria, in increasing its hardware sales. With added game support, the Company felt that it would be able to drive many more hardware sales, and generally increase its ability to sell both in retail and online distribution channels. Increased hardware sales, and therefore a much larger installed-base of its hardware, it felt would in turn drive many more software game sales. The Company assumed that for each hardware unit sold, it would sell several games, as customers who buy any type of game hardware typically buy several games over the hardware's lifetime, to get full enjoyment out of the hardware.  The key assumptions the Company used in developing its analysis were that with the release of the AAA games and subsequent AAA games thereafter, it could sell up to 50,000 hardware units over the next year after launch and that for each hardware unit sold it would sell 4 games, or a total of 200,000 games.  At a conservative average price of $20 per game, this would be equal to $4,000,000, approximately of which half would be attributed to those games under license agreements. This amount greatly exceeds the unamortized value of the license agreements. The Company did not prepare nor has it prepared revenue and costs of sales growth rates for any point in the future other than discussed above.  Novint’s analysis was also based upon the fact only 50% of the asset value remained as unamortized and that it believes the sales generated after the release of the AAA games would more than cover the unamortized cost of the licenses.  Overall, the release of AAA games represented what management believed would be a significant transition period in the Company’s business.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
October 19, 2010

•
As previously mentioned, Novint did test its intangible assets for impairment for the year ended December 31, 2008 but did not test for impairment for the period ended September 30, 2009.  In considering paragraph 8 of FAS 144, the Company did not believe there were any events or changes in circumstances that indicated the carrying value of its license agreements may not be recoverable and therefore deemed it not necessary to test the assets for recoverability.  The fact that Novint impaired its inventory due to its high retail price did not prove that its license agreements were not recoverable.  When a product is launched, it takes time to determine what the market will pay for the product.  Even with its limited sales experience, the Company knew its hardware product was overpriced.  In the gaming industry, most of the revenues earned are from game sales and not hardware sales.  Consumers are willing to pay more than $50 for one game.  Novint’s games conservatively average $20 for the AAA titles.  The Company believed and still does believe it will sell the games once it is able to release more titles and market the product as management would like to.  The Company does not believe the impairment of its inventory has any relation to the recoverability of its license agreements and does not believe paragraph 8 of FAS 144 is applicable.  In fact, the Company believes that by lowering the price of its hardware product, it will sell more software, thereby increasing its ability to recover the cost of its license agreements.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
October 19, 2010

Note 4 – Prepaid Expenses, page F-13

2.
We note in your response to prior comment 3 that the prepaid royalty expenses represent guaranteed minimum payments to third party software companies.  We further note that the amortization of these repayments is based upon the number of games sold.  Please provide us with the following additional information:

•
Advise whether the guaranteed minimum payments stipulated in your agreements are monthly, quarterly or annual requirements.  In the event that the agreements include any such time-based guaranteed minimum payments, tell us how you considered recognizing expense on a monthly, quarterly or annual basis.

•	Confirm whether any of the prepayments will be refunded to the extent that sales do not reach the levels anticipated in the agreement.
•
Your disclosure on page F-13 indicates that you separate your prepaid royalty expenses between current and long term assets.  Describe how you make the distinction in light of your lack of sales experience as well as your consideration of Chapter 3 of Accounting Research Bulletin 43.

•
Confirm that you will provide enhanced disclosure of these arrangements in future filings, including details regarding the guaranteed payment requirements and the existence of any potential refund options as discussed above.

RESPONSE:

We respectfully note the Staff's comments and offer you the following:

•
None of the guaranteed minimum payments are time-based.  Each agreement calls for the guaranteed minimum payment to be paid up front and earned royalties are to be offset against the guaranteed minimum.  If the Company sells more games than is covered by the minimum guaranty, the Company would then be required to pay royalties according to the agreement on a quarterly basis.

•	The guaranteed minimum amounts are non-refundable and if the Company does not sell enough games to recoup the amounts prepaid it will not receive a refund.

•
Due to its lack of sales history, the Company does not have a clear operating cycle and therefore in accordance with ARB 43 Chapter 3, the Company follows the one-year rule for assets to be considered current.  The prepaid royalties the Company classified as current are those in which it believes will be recognized in the next year, or to more clearly state, those that are expected the Company would have cash outflow for in the next year had it not paid them in advance.  In determining the amount for current versus long term the Company analyzed each game individually.  Based upon the prepaid amount the Company determined how many games it would need to sell to recover the total prepaid amount.  From that it calculated its best educated estimate of how many units of each game the Company thought it would sell over the next twelve months taking into consideration the release of the AAA game titles, subsequent AAA game title releases and the lowering of the price of the hardware.  This analysis, like that of the license agreements, was based upon the estimate used of selling up to 50,000 hardware units over the next year after the release of the AAA games and selling up to 4 games with each hardware unit sold or 200,000 games.  At a conservative average price of $20 per game, this would be equal to $4,000,000, approximately of which half would be attributed to those games under prepaid royalties. This was only an estimate and it changed from quarter to quarter in 2009 as new information came in to play and will continue to change as actual results are revealed.  The Company expects it will recover the full amount prepaid but the timing of that recovery and the release of each game is unknown and therefore results in use of estimations.

•
In future filings the Company confirms it will provide enhanced disclosure of the arrangements surrounding the guaranteed payment requirements and the existence of any potential refund options, if any.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours, RICHARDSON & PATEL LLP

By:	/s/Addison Adams
Addison Adams

cc:	Tom Anderson, CEO, Novint Technologies, Inc.
Craig Stegeman, CPA, AJ. Robbins, P.C.